KIRKLAND LAKE GOLD REPORTS STRONG FINANCIAL RESULTS IN Q1 2017; IMPROVES 2017
OUTLOOK WITH INCREASED PRODUCTION AND REDUCED COSTS

Toronto, Ontario – May 4, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL)

(OTCQX:KLGDF) is pleased to announce financial results for the three months ended March 31, 2017. Full Financial Statements and Management Discussion & Analysis documents can be found under the SEDAR profile of Kirkland Lake Gold Ltd. at www.sedar.com and the Company’s website at www.klgold.com.

All figures are in United States (“U.S”) dollars, unless otherwise stated.

Revised 2017 Outlook

The Company revises its 2017 guidance; increasing production to 530,000 – 570,000 ounces, reducing operating cost per ounce sold2 to $475 – $525 and all-in sustaining cost2 (“AISC”) per ounce sold to $850 - $900. These results are underpinned by Fosterville’s revised guidance of 200,000 – 225,000 ounces at an operating cost per ounce sold of $310 - $330.

2017 First Quarter Highlights1

•

Free cash flow[2] of $37.2 million or $0.18 per share, after investing $9.3 million in exploration programs. Operating cash flow of $68.6 million or $0.34 per share, an increase of 118% from $31.5 million in Q1 2016.

•	Low operating cost per ounce sold[2] of $564 and AISC per ounce sold of $873, based on total production costs of $80.6 million.

•	The Company’s EBITDA[2] was $63.7 million, an increase of 128% from $27.9 million in Q1 2016.

•

Cash and cash equivalents of $279.7 million, an increase of $44.8 million from Q4 2016, and working capital[2] of $125 million, including the full carrying value of Company’s convertible debentures due in 2017 totaling $86.9 million.

•	The Company’s net earnings were $13.1 million or $0.06 per basic share (C$0.09) and adjusted net earnings[2] were $16.1 million or $0.08 per adjusted basic share (C$0.10).

•	Consolidated record revenue of $168.5 million, from gold sales of 137,841 ounces at an average realized price[2] of $1,223 per ounce. Consolidated gold production totaled 130,425 ounces.

•

Fosterville achieved record quarterly performance of 46,083 ounces of gold, with average grade of 11.1 g/t Au, recovery of 93.7%, operating cost per ounce sold[2] of $354 and AISC per ounce sold of $571.

•	Macassa achieved gold production of 48,723 ounces, with grade of 17.1 g/t Au and recovery of 97.1%. Operating cost per ounce and AISC per ounce sold were $514 and $782 respectively.

Tony Makuch, President and CEO of Kirkland Lake Gold stated: “We have had a strong start to the year on many fronts. Our continued focus on cost management and operating efficiencies have resulted in a low unit operating cost and AISC per ounce sold of $564 and $873, respectively. Quarterly consolidated production totaled 130,425 ounces of gold, resulting in positive cash flow from operations of $68.6 million, predominantly the result of strong production at our flagship operations, Macassa and Fosterville, which accounted for 73% of total production. Improved operating results at both Macassa and Fosterville were driven by higher grades and favorable unit costs, which on a blended basis, provide an attractive operating cash cost of less than $440 per ounce sold and an AISC of less than $690 per ounce sold.”

“In addition, exciting results from confirmation drilling at Fosterville continue to provide confidence in an increasing grade profile here. As a result, we have updated our consolidated outlook to reflect predictable and achievable operational improvements. The revised 2017 consolidated outlook increases total production to 530,000 – 570,000 ounces and decreases consolidated operating cash costs per ounce sold and AISC per ounce sold by $150 per ounce and $100 per ounce respectively.”

“Subsequent to the quarter end, we have decided to temporarily suspend production at the Cosmo Mine to allow the Company to conduct a review of operations and obtain a better understanding of near mine exploration targets, including the newly discovered Lantern Deposit to support future profitable organic growth.”

“We have ended the quarter with a cash balance of $279.7 million, providing increased liquidity and flexibility to invest in our operations for long term sustainability. During the quarter, we spent $9.3 million advancing exploration programs across our district scale land packages. We continue to believe this is the right thing to do, with exploration programs on near mine targets delivering exciting results, including recent results at Fosterville of 404 g/t Au over 16.0m (estimated true width of 7.5m), including 12,039 g/t Au over 0.4m. I look forward to the initiation of our dividend, demonstrating our ability to generate significant cash flows and our commitment to returning value to shareholders.”

CORPORATE DEVELOPMENT

Production Suspension at the Cosmo Mine

Kirkland Lake Gold will suspend production at the Cosmo Mine, effective June 30, 2017. This will allow the Company to focus its activities on an aggressive resource definition and exploration program at the mine, including the newly discovered Lantern deposit, and resume active exploration on advanced regional targets. The Cosmo Mine will be maintained in a state of readiness to allow operations to recommence when exploration, resource definition and the development planning phase is completed. The Lantern discovery has the potential to consider mining of higher tonnages at an increased grade, and a full appreciation of this development stage opportunity is required.

2017 Revision to Consolidated Outlook

As a result of the positive performance at Fosterville and developments at the Cosmo Mine, the Company has revised its previously disclosed guidance (See News Releases dated January 9, 2017 and February 27, 2017 filed on SEDAR). Consolidated operating cash costs per ounce sold and AISC per ounce sold decreased by $150 per ounce and $100 per ounce respectively while increasing consolidated production.

	CANADIAN OPERATIONS			AUSTRALIAN OPERATIONS		CONSOLIDATED

	Macassa	Holt	Taylor	Fosterville	Cosmo

Revised Gold Production	190,000 –	65,000 –	55,000 –	200,000 –		530,000 –
					20,000
(ounces)	195,000	70,000	60,000	225,000		570,000

Prior Gold Production	180,000 –	65,000 –	55,000 –	140,000 –	60,000 –	500,000 –
(ounces)	185,000	70,000	60,000	145,000	65,000	525,000

Revised Operating Costs	$520 –	$670 –	$450 –	$310 –	$1,500 –
						$475 -$525
per ounce*	$550	$725	$525	$330	$1,600

Prior Operating Costs per	$552 –	$672 –	$551 –	$467 –	$941 –
						$625 -$675
ounce*	$568	$723	$601	$484	$1020

Revised AISC per ounce*						$850 -$900
Prior AISC per ounce*						$950 -$1,000

Revised Operating Costs
						$270 - $280
($ million)

Prior Operating Costs
						$310 - $320
($ million)

Revised Royalty Costs
						$20 - $25
($ million)
Prior Royalty Costs
						$16 - $20
($ million)
Sustaining and Growth
						$180 - $200
Capital ($ million)

Exploration Expenditures						$45 - $55
($ million)

Revised Corporate General
and Administrative						$17
Expenses ($ million)
Prior Corporate General
and Administrative						$14
Expenses ($ million)

* Operating Cash Costs per ounce and AISC per ounce reflect an average USD to CAD exchange rate of 1.35 and a USD to AUD exchange rate of 1.325. Prior Foreign exchange guidance on Operating Cash Costs per ounce and AISC per ounce reflect an average USD to CAD exchange rate of 1.28 and a USD to AUD exchange rate of 1.28

The underlying changes from the preliminary guidance are summarized as follows:

•

The Company has decreased its consolidated operating costs guidance from $310 million to $320 million to a revised range of $270 million to $280 million. The Company has also updated its guidance on consolidated operating costs per ounce sold from $625 to $675 to a range of $475 to $525 and AISC per ounce sold from $950 to $1,000 to a range of $850 to $900 and consolidated production guidance has been increased from 500,000 to 525,000 ounces to a range of 530,000 to 570,000 ounces.

•

Fosterville gold production guidance is increasing from 140,000 to 145,000 ounces to 200,000 to 225,000 ounces as a result of the higher grade profile demonstrated in Q1 2017. The increase in grade, has resulted in a reduction to Fosterville’s operating cash cost per ounce sold guidance to between $310 and $330 (previous guidance was $467/oz to $484/oz).

•

Macassa gold production guidance is increasing from 180,000 to 185,000 ounces to a range of 190,000 to 195,000 ounces as a result of the increased tonnes mined and milled for the remainder of 2017. The increase in production, has resulted in a reduction to Macassa’s operating cash cost per ounce sold guidance to between $520 and $550 (previous guidance was $552/oz to $568/oz).

•	The increase in production has resulted in an increase in guidance on royalty costs for 2017 to between $20 million and $25 million (originally guided at between $16 million to $20 million).

•	The Company has revised the guidance on operating costs per ounce sold at Taylor to between $450 and $525 (originally guided at between $551 and $601).

•

Cosmo production guidance has been reduced from 60,000 to 65,000 ounces to 20,000 ounces and operating cash cost per ounce sold at Cosmo will increase from $941/oz to $1,020/oz to a range of $1,500/oz to $1,600/oz.

Depletion and depreciation charges are expected to increase substantially in 2017 over 2016 levels as a result of the fair market value additions in mining interest and plant and equipment acquired through the business combinations with Newmarket and St Andrew in 2016. Total depletion and depreciation charges are expected to increase by $45.1 million in 2017 over 2016 with the majority of the increase from Fosterville. This equates to an expected increase of $55/oz to $65/oz in depletion and depreciation charge per ounce for 2017 and reduced Q1 2017 earnings per share by approximately $16.8 million when comparing Q1 2017 depletion and depreciation to Q1 2016 levels.

Dividend Policy

As previously announced on March 29, 2017, the Board of Directors approved a quarterly dividend of C$0.01 per common share (C$0.04 per common share annually). The inaugural quarterly dividend of C$0.01 per common share is payable on July 14, 2017 to shareholders of record as at the close of business on June 30, 2017. The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

CONSOLIDATED FINANCIAL SUMMARY

The following table provides key summarized consolidated financial information for the Company’s operations for the three months ended March 31, 2017 and 2016. Discussion of these results are included in the MD&A under the section “Consolidated Financial Review.”

(In thousands of dollars, except per share amounts)	THREE MONTHS ENDED MARCH 31, 2017	THREE MONTHS ENDED MARCH 31, 2016
Revenue	$168,528	$79,926
Production costs	$80,609	$42,715
Net earnings before taxes	$24,957	$14,499
Net earnings	$13,133	$9,115
Earnings per share – basic	$0.06	$0.09
Earnings per share – diluted	$0.06	$0.08
Cash flow from operations	$68,606	$31,531
Cash investment on mine development & PPE	$31,440	$13,349
Adjusted net earnings	$16,141	$13,849
Adjusted net earnings per share	$0.08	$0.13

CONSOLIDATED KEY PERFORMANCE MEASURES

	THREE MONTHS ENDED MARCH 31, 2017	THREE MONTHS ENDED MARCH 31, 2016
Tonnes milled	520,888	223,450
Grade (g/t Au)	8.2	9.1
Recovery (%)	95.2	94.7
Gold produced (oz)	130,425	62,275
Gold sold (oz)	137,841	69,309
Average realized price ($/ oz sold)	$1,223	$1,154
Operating cash cost per ounce ($/ oz sold)	$564	$569
AISC ($/ oz sold)	$873	$861

Record Production and Revenue for Q1 2017

On a consolidated basis, the Company achieved quarterly production in Q1 2017 of 130,425 ounces, more than double the production in Q1 2016. The total ounces produced in Q1 2017 include a full quarter of production from consolidated operations of the combined Company. The comparative quarter in Q1 2016 only includes production results from the Holt Mine Complex from January 26, 2016 to March 31, 2016, following the acquisition of St Andrew Goldfields Ltd. (“St Andrew”) and the full quarterly results from Macassa. Gold production in Q1 2017 was led by Macassa in Canada which produced 48,723 ounces of gold and Fosterville in Australia which produced 46,083 ounces; the two flagship mines accounting for 73% of the Company’s total gold produced in Q1 2017. Also worth noting is the Australian assets accounted for 55,175 ounces of gold produced in Q1 2017, or 42% of total, marking a fairly even production profile between Canada and Australia for this quarter.

During Q1 2017, the Company processed a total of 520,888 tonnes at an average grade of 8.2 g/t and a recovery of 95.2% . When compared to the prior period in Q1 2016, tonnes processed increased by 297,438 tonnes (Q1 2016 the Company processed 223,450 tonnes) and consolidated average grade and recovery was 9.1 g/t and 94.7% respectively. The increase in mill tonnes and the lower grade and recoveries for Q1 2017, reflect the inclusion of the Australian operations for the quarter as compared to the tonnes produced from Macassa and the Holt Mine Complex from January 26, 2016 in Q1 2016. The record production for the period, aided by the acquisition of Newmarket Gold Inc. (“Newmarket”) in 2016, directly resulted in record revenue for Q1 2017, totaling $168.5 million compared to $79.9 million in Q1 2016. Revenues were also supported further by a higher realized gold price per ounce sold in Q1 2017, averaging $1,223 compared to $1,154 in Q1 2016.

Cost Management

Total production costs for Q1 2017 were $80.6 million compared to $42.7 million for Q1 2016. The increase in production costs overall relates to the increased production from multiple mine sites as a result of the acquisition of St. Andrew and Newmarket.

On a per unit basis, operating cash costs per ounce sold for Q1 2017 averaged $564/oz compared to $569/oz in Q1 2016, a slight decrease of 1%. AISC per ounce sold was $873/oz for Q1 2017, which was higher than Q1 2016 which averaged $861, which was a result of increased sustaining and growth capital expenditures during the 2017 period over all the mine sites and the result of stronger Canadian and Australian currencies in Q1 2017 compared to the prior year quarter. The Company continues to focus on cost management strategies and efficiencies to obtain the most cost effective ounces on a consolidated basis.

Q1 2017 Net Earnings per Share of $0.06 and Adjusted Net Earnings Per Share of $0.08

The Company introduced a new non-IFRS measure in Q3 2016, adjusted net earnings and adjusted net earnings per share (see the “Non-IFRS Measures” section of this press release as set out below for a full definition and reconciliation to net income).

The Company reported net earnings of $13.1 million or $0.06 per basic share for Q1 2017 and $9.1 million or $0.09 per basic share for Q1 2016. The increase in net earnings over the 2016 period is the result of the above impacts on earnings from mine operations, offset by increases in depreciation and depletion, higher general and administrative expenses, exploration, care and maintenance resulting from the increased level of operations following the acquisitions of St Andrew and Newmarket in 2016. The increase in depreciation and depletion in Q1 2017 was a result of the significant fair value addition to mining interest and property, plant & equipment acquired through the business combination with Newmarket in Q4 2016. Total depletion and depreciation charges are expected to increase by approximately $45.1 million in 2017 over 2016 levels with a reduction to Q1 2017 earnings by approximately $16.8 million when compared to Q1 2016. Earnings per share is impacted by the increase in the Company’s weighted average shares outstanding as a result of the issuance of shares from the Newmarket transaction.

The increase in depreciation and depletion in Q1 2017 was a result of the significant fair value addition to mining interest and property, plant & equipment acquired through the business combination with Newmarket in Q4 2016. Total depletion and depreciation charges are expected to increase by approximately $45.1 million in 2017 over 2016 levels with a reduction to Q1 2017 earnings by approximately $16.8 million when compared to Q1 2016. Earnings per share is impacted by the increase in the Company’s weighted average shares outstanding as a result of the issuance of shares from the Newmarket transaction.

Strengthening Financial Position

Cash and cash equivalents at March 31, 2017 totaled $279.7 million and receivables totaled $5.2 million compared to $234.9 million of cash and cash equivalents and $7.5 million in receivables at December 31, 2016. Substantially all of the receivables for both periods were from gold doré sold for which cash had not yet been received. The increase of cash and cash equivalents for Q1 2017 of $44.8 million was the result of significant increases in production as outlined above, timing of sustaining capital outlays, reduction in inventory and options exercised in Q1 2017. In addition, the Company holds the vast majority of its funds in either the Canadian or Australian dollar and the impact of both currencies strengthening in Q1 2017 has positively affected the Company’s overall cash position in US dollar terms.

Working capital over the same period also increased significantly, totaling $125.0 million as at March 31, 2017 compared to working capital as at December 31, 2016 of $92.3 million, an increase of $32.7 million over the first quarter of 2017. The working capital increase is largely impacted by the substantial increase in cash and cash equivalents over the quarter, while at the same time reducing overall current liabilities by $2.3 million from the year end. The working capital as at March 31, 2017 includes the convertible debentures of $86.9 million and all due in 2017, and the current portion of finance leases totaling $12.2 million. Based on the Company’s financial strength and strong cash and working capital position, management believes the Company has the flexibility to manage the current levels of convertible debentures as they become due.

CONSOLIDATED FINANCIAL REVIEW

The Company reported Q1 2017 earnings from mine operations of $47.8 million compared to $23.4 million for Q1 2016. The increase reflects higher revenues as a result of the acquisition of Newmarket in Q4 2016 and the acquisition of St Andrew in Q1 2016. The acquisition of Newmarket contributed $69.0 million in additional total revenues for Q1 2017, or just under 41% of the total revenue. Revenues were also higher as a result of an increase in average realized gold price per ounce sold in the period, averaging $1,223 in Q1 2017 compared to $1,154 in Q1 2016, an increase of 6%. Overall revenue more than doubled from the prior year comparable quarter as a result of the acquisitions of Newmarket and St Andrew, increased production from Macassa, and increased average realized gold price, offset by a comparatively stronger Australian and Canadian dollar in Q1 2017 compared to Q1 2016.

Production costs increased by slightly less than double from the prior year same period, totaling $80.6 million compared to $42.7 million. The overall costs increased as a result of the increased production and mining activity as a result of the acquisitions in 2016. Earnings from mine operations was offset by higher royalties and higher depreciation and depletion expense in Q1 2017 compared to Q1 2016, which is also the result of the acquisition of Newmarket. The Australian operations have a 2% NSR on all gold production at Fosterville and the increase in depreciation and depletion was a result of the purchase price allocation on Newmarket’s acquisition resulting in higher mineral property and PPE values which are being amortized over the life of mine and over the life of the underlying assets.

Operating cash costs per ounce sold in Q1 2017 totaled $564/oz compared to $569/oz in Q1 2016. The decrease is reflective of the results of the low cost production from Fosterville in Australia and Macassa in Canada, and higher production in Q1 2017 as a result of higher average grades.

The Company reported net earnings of $13.1 million or $0.06 per basic share for Q1 2017 and $9.1 million or $0.09 per basic share for Q1 2016. The increase in net earnings over the 2016 period is the result of the above impacts on earnings from mine operations, offset by higher general and administrative expenses, exploration, care and maintenance resulting from the increased level of operations following the acquisitions of St Andrew and Newmarket in 2016. Earnings per share is impacted by the increase in the Company’s weighted average shares outstanding as a result of the issuance of shares from the Newmarket transaction.

General and administrative expenses increased to $5.6 million for Q1 2017 compared to $1.6 million in Q1 2016. The increase is related to increased staffing, consulting, and integration programs implemented in 2017 as a result of the acquisition of St Andrew and Newmarket. The increase is also reflective of the overall increase in corporate activity required to support increased mining operations across two jurisdictions. In addition, stock-based compensation for Q1 2017 was $1.2 million compared to $0.2 million in Q1 2016 as a result of the granting of certain options to directors, officers, and employees of the Company in Q1 2017.

Residual transaction costs associated with the Newmarket Arrangement incurred in Q1 2017 were $0.4 million, while the Company incurred $1.5 million in costs associated with the acquisition of St Andrew during Q1 2016.

Exploration expenses increased significantly in Q1 2017 compared to Q1 2016, totaling $9.3 million compared to $1.9 million reflecting the higher level of exploration activity planned for 2017. In total, $5.4 million related to exploration in Australia and $3.9 million in Canada.

Care and maintenance costs for Q1 2017 totaled $5.1 million, of which $3.4 million is related to care and maintenance at Stawell and $1.7 million at Holloway.

Finance expense is consistent relative to the periods presented and relates to various financial instruments held by the Company, including the accretion of the convertible debentures and the costs associated with finance lease obligations. Finance income relates primarily to interest earned on excess cash held on account and is increased from the prior year as a result of the significant increase in cash from the prior period.

Provision for current and deferred income tax expense totaling $11.8 million for Q1 2017 and $5.4 million for Q1 2016. The increase is a result of the increase in taxable income in Canada as a result of increased mine earnings.

2017 First Quarter Financial Results and Conference Call Details

A conference call will be held by senior management to discuss the full financial results for the three months ended March 31, 2017 on Thursday May 4, 2017, at 10:00AM ET. The call will be webcast and accessible on the Company website in the Investor – Events section.

2017 FIRST QUARTER CONFERENCE CALL DETAILS
DATE:	May 4, 2017
CONFERENCE ID:	6117051
TIME:	10:00AM ET
TOLL-FREE NUMBER:	1 (877) 201-0168
INTERNATIONAL CALLERS:	1 (647) 788-4901
WEBCAST URL:	http://event.on24.com/wcc/r/1344608/290551D341D85570E30308A30866C182

Annual General and Special Meeting of Shareholders Details

Kirkland Lake Gold will hold its Annual General Meeting of Shareholders on Thursday May 4, 2017 at the offices of Cassels Brock & Blackwell LLP located at 40 King Street W, Suite 2100, Toronto ON, M5H 3C2 at 4:30PM ET.

For shareholders who are not able to attend the meeting in person, a webcast presentation will be accessible through the Company’s website in the Investor – Events section.

ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS CONFERENCE CALL DETAILS
DATE:	May 4, 2017
TIME:	4:30PM ET
TOLL-FREE NUMBER:	1- (866) 822-1625
INTERNATIONAL CALLERS:	1- (647) 427-2296
WEBCAST URL:	http://edge.media-server.com/m/p/b8ng2swh

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Technical Services is a “qualified person” as defined in National Instrument 43-101 and has reviewed and approved the scientific and technical information in this News Release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting 500,000 - 525,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold’s solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Footnotes

(1) Q1 2016 results include the results of Kirkland Lake Gold Inc. (“former Kirkland Lake”) operations for the full quarter and the results of the St Andrew operations for the period starting on January 26, 2016, being the period following the completion of the acquisition of St Andrew by former Kirkland Lake. The results from the comparative period do not include the results of the Newmarket assets which were acquired on November 30, 2016.

(2) Non GAAP Measures

Operating cash cost per ounce sold, all-in sustaining costs per ounce sold, average realized gold price per ounce and working capital are Non-GAAP measures. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are considered Non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with International Financial Reporting Standards ("IFRS" or "GAAP"), certain investors use such Non-GAAP measures to evaluate the Company's performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. A reconciliation of operating costs per ounce and AISC per ounce to total operating costs for the most recent reporting period, the three months ended March 31, 2017 and the three months ended March 31, 2016, is set out on the Company's MD&A for the period ended March 31, 2017 filed on SEDAR at www.sedar.com and available on the Company’s website at www.klgold.com.

Operating Cash Cost per Ounce Sold

Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Operating cost per ounce is based on ounces sold and is calculated by dividing operating cash costs by gold ounces sold.

All-In Sustaining Costs per Ounce Sold

While there is no standardized meaning across the industry for this measure, the Company's definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines AISC as the sum of operating cash costs, royalty expenses, sustaining capital, corporate expenses, sustaining exploration expenses, and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income and certain other income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by gold ounces sold.

Average Realized Price per Ounce Sold

Average realized price per ounce sold is a Non-GAAP measure. In the gold mining industry, average realized price per ounce sold is a common performance measures but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with GAAP is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Free Cash Flow and Free Cash Flow per share

In the gold mining industry, free cash flow and free cash per share are common performance measures with no standardized meaning. Free cash flow is calculated by deducting capital cash spending (capital expenditures for the period, net of expenditures paid through finance leases) from cash flows from operations; free cash flow per share is calculated by dividing free cash flow for the period by the weighted average number of outstanding shares for that period.

The Company discloses free cash flow and free cash flow per share as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is cash flows generated from operations.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share

Adjusted net earnings (loss) and adjusted net earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

Adjusted net earnings (loss) is defined as net earnings (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs, executive severance payments, and severance costs associated with transitioning the Stawell Gold Mine and Holloway Mine to care and maintenance. Adjusted basic net earnings (loss) per share is calculated using the weighted average number of shares outstanding under the basic method of loss per share as determined under IFRS.

Working Capital

In the gold mining industry, working capital is a common performance measures but does not have any standardized meaning. The most directly comparable measure prepared in accordance with GAAP is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. The measure is intended to assist readers in evaluating Company’s liquidity.

EBITDA

As a performance measure, EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is calculated as Earnings Before Tax plus interest expense plus depreciation and amortization expense. EBITDA gauges a Company’s operating profitability, meaning earnings it generates in the normal course of doing business, without capital expenditures and financing costs.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; (iii) future exploration plans; and (iv) the temporary suspension of operations at the Cosmo Mine and the anticipated effects thereof .

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect KL Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of Kirkland Lake Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold , including Kirkland Lake Gold’s annual information form, financial statements and related MD&A for the first quarter ended March 31, 2017 and their interim financial reports and related MD&A for the period ended March 31, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com